FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

82-1711


FOSTER'S
GROUP
Inspiring Global Enjoyment


05006533

ASX RELEASE

Fosters Brewing

The following release was made to the Australian Stock Exchange Limited today.

Pages: 3
(including this page)

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com

dlw 3/17

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886


FOSTER'S
GROUP
Inspiring Global Enjoyment

9 March, 2005

ACCC Clears Foster's Takeover Offer for Southcorp

Foster's Group Limited (Foster's) today welcomed the announcement by the Australian Competition and Consumer Commission (ACCC) that it will not intervene in Foster's proposed acquisition of Southcorp Limited (Southcorp).

The ACCC's approval follows the recent fulfilment and waiver of equivalent regulatory conditions with respect to the USA and Canada and marks a further step in Foster's bid to acquire Southcorp.

In accordance with sections 630(4) of the *Corporations Act 2001*, Foster's attaches a notice relating to the fulfilment of this condition.

Ends

Further information:

Media
Lisa Keenan
Tel: +61 3 9633 2265
Mob: 0409 150 771

Investors
Chris Knorr
Tel: +61 3 9633 2685
Mob: 0417 033 623

Notice of fulfilment of condition under section 630(4)

This notice is given under section 630(4) of the *Corporations Act 2001 (Cth)* (**Act**) by Beringer Blass Wines Pty Ltd (ACN 105 344 965) (**Bidder**) in relation to the offers for all of the issued ordinary shares in Southcorp Limited (ABN 80 007 722 643) contained in the bidder's statement dated 18 January 2005 (including any supplementary bidder's statements) (**Bidder's Statement**).

Bidder gives notice in accordance with section 630(4) that the ACCC condition more fully described in **section 2.12(b)** of the Bidder's Statement has been fulfilled.

Dated: 9 March 2005

Signed on behalf of Beringer Blass Wines Pty Ltd:

R.K. Dudfield.

Robert K Dudfield
Assistant Company Secretary

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886



FOSTER'S
GROUP
Inspiring Global Enjoyment

ASX RELEASE

The following release was made to the Australian Stock Exchange Limited today.

Pages: 2
(including this page)

If you would prefer to receive this notification by email please reply to *jane.dowsey@fostersgroup.com*

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886


FOSTER'S
GROUP
Inspiring Global Enjoyment

8 March, 2005

Foster's Offer Remains Compelling

Today's announcement by Southcorp Limited (Southcorp) in relation to Foster's Group Limited (Foster's) is a clear acknowledgement that Southcorp is actually for sale and confirms that:

- There is a compelling strategic rationale for a combination of Foster's and Southcorp;
- It is time for such a combination to occur; and
- Foster's offer price of $4.14 cash per share is an outstanding one for Southcorp shareholders.

The valuation performed by Lonergan Edwards is questionable. Notwithstanding, it implies a stand-alone value for Southcorp of only approximately $3.10 per share and even this relies upon successful execution of Southcorp's recovery story which is unproven and at risk. In light of this, it is difficult to see how Foster's offer price of $4.14 cash per share (a 34% premium to $3.10 per share) is considered anything other than an outstanding one for Southcorp shareholders.

While Foster's will further consider Southcorp's merger proposal having regard to the best interests of its shareholders, it notes that the concept was raised by Southcorp and rejected by Foster's when the two companies were in discussions during their respective trading halts in mid-January 2005. In relation to what was outlined today, Foster's initial views are:

- It would result in substantial synergy leakage and higher execution risk compared to Foster's takeover offer for Southcorp. This would be a sub-optimal outcome for both Foster's and Southcorp shareholders; and
- It grossly undervalues Foster's wine business. Foster's notes that if the same basis was applied to Southcorp, it would result in a valuation of only approximately $2.50 - $3.00 per share.

Southcorp's proposal serves only to endorse Foster's strong view that these two Australian companies should be combined to create the world's leading premium wine business. Foster's takeover offer, which represents the most compelling proposal for both Southcorp and Foster's shareholders and reflects the most realistic value of Southcorp, remains the best option for delivering this outcome.

Ends

Further information:

Media	**Investors**
Lisa Keenan	Chris Knorr
Tel: +61 3 9633 2265	Tel: +61 3 9633 2685
Mob: 0409 150 771	Mob: 0417 033 623

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886



FOSTER'S
GROUP

Inspiring Global Enjoyment

ASX RELEASE

PLEASE DELIVER URGENTLY

The following release was made to the Australian Stock Exchange Limited today.

Pages: 8
(including this page)

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886


FOSTER'S
GROUP
Inspiring Global Enjoyment

1 March 2005

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Attached is a copy of a six page document being sent to Southcorp Limited Shareholders.

Robert Dudfield
Assistant Company Secretary
Foster's Group Limited

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886


FOSTER'S
GROUP

25 February 2005

Dear Southcorp shareholder,

By now you should have received a Bidder's Statement from Foster's Group Limited (Foster's) in relation to Foster's takeover offer of $4.17 cash per share for Southcorp Limited (Southcorp).

Foster's offer was subsequently adjusted to $4.14 cash per share due to Southcorp's decision to pay a 3¢ per share dividend. This adjustment is usual and you will still receive $4.17 in total – $4.14 in consideration for your shares plus the 3¢ dividend. What is unusual, however, is Southcorp's decision to pay an unfranked dividend which is likely to result in an inefficient tax outcome for most shareholders.

You should also have received a Target's Statement from Southcorp, which includes a recommendation to reject the offer. Foster's considers that there is nothing in the Target's Statement that justifies rejection of the offer. The recommendation lacks credibility as it does not provide any assessment whatsoever of the value of your Southcorp shares.

Notwithstanding Southcorp's assertion that "the company is not for sale", Foster's recognises the choice is rightfully in your hands – you can either hold your Southcorp shares or sell.

The compelling reasons why you should choose to sell into the offer are summarised below and set out clearly in the attached document.

1. **Foster's offer price of $4.14 is substantially more than the fundamental value of your Southcorp shares**

2. **Southcorp's recovery story only supports an average broker valuation of $3.30 per share and is yet to be proven**

3. **There are no other bidders and there is a significant risk that Southcorp's share price will fall substantially if Foster's offer lapses**

The combination of Foster's and Southcorp will keep your company and its great brands in Australian hands and enable the Australian wine industry to better compete against global players.

I strongly encourage you to **ACCEPT** this outstanding offer which is scheduled to close at 5pm (Melbourne time) on 17 March 2005.

If you have any questions, please do not hesitate to contact the offer enquiry line on 1800 101 769 from Australia or +61 3 9415 4242 from outside Australia, or visit the Foster's website on www.fostersgroup.com.

Yours sincerely

Frank Swan
Chairman, Foster's Group Limited

#1 Foster's offer price of $4.14 is substantially more than the fundamental value of your Southcorp shares

- Southcorp's directors have not provided you with any valuation whatsoever because doing so would have highlighted how attractive Foster's offer is.

> **Stephen Bartholomeusz, a columnist at The Age** said: "The obvious conclusion to draw from the absence of any valuation is that the directors were concerned that the numbers produced by an expert, or themselves, would undermine their ability to prise more value from Foster's — that the $4.17 a share would look, if not overwhelmingly attractive, then at least in the ballpark."
>
> *The Age, 18 February 2005*

> **David Errington, Merrill Lynch research analyst** said: "After reviewing Southcorp's target statement it would be fair to say that we find the defence strategy lacking in substance.... To us, the key question is what is Southcorp (as a standalone business) worth. And the Directors of Southcorp have deliberately avoided this."
>
> *Merrill Lynch Research Note, Southcorp – A Dangerous Game, 17 February 2005*

- It is normal to provide a valuation so that shareholders can assess the offer. You deserve this information – it is more important than Southcorp's emotional radio and newspaper advertisements that do not provide any meaningful information to assist you with your decision making.

> **Terry McCrann, a columnist at the Herald Sun** said: "The Southcorp board have declined to put a valuation on their company and opted not to get an 'independent expert' to do so. While opining that the bid was hopelessly inadequate. They have based their entire defence on the assertion that Foster's could reap $2.13 in merger benefits."
>
> "The Southcorp board doesn't have a core valuation. So it's $2.13 on top of . . . thin air. And none of this is supported by an 'independent expert'. It is, to say the least, a very strange defence. We won't tell you – the shareholders – what your shares are worth. But focus instead completely on value – assuming their analysis is accurate – that can only be created if the takeover succeeds.
>
> You – the shareholders – should get a slice – what exactly? – of $2.13 if the takeover succeeds. On top of what exactly?"
>
> *Herald Sun, 23 February 2005*

> **Australian Shareholders Association deputy chairman Stephen Matthews** said shareholders deserved a valuation. "The Southcorp board are trying to retain the loyalty without disclosing the value," he said. "It is unfair to not provide shareholders guidance."
>
> *Sydney Morning Herald, 18 February 2005*

> **Greg Dring, Macquarie Research Equities analyst** said: "the Directors are encouraging shareholders 'not to give up a world class asset for an inadequate price'. The problem for shareholders is how do they know $4.17 is an inadequate price?"
>
> *Macquarie Research Equities, Southcorp – What is a world-class asset worth? 18 February 2005*

- Given that Southcorp's directors have failed to provide you with a valuation, the only independent and reliable source of a Southcorp valuation is broker research. The average valuation from this group, even after taking into account Southcorp's recovery story, is only $3.30 per share[1]. This means that Foster's offer represents a substantial premium of 25% or 84 cents per share to the brokers' assessment of Southcorp's fundamental value.


25% premium
$3.30
$4.14

Current Average Broker Valuation[1] **Offer Price[2]**

[1] *The average broker valuation was calculated using the latest available valuations of nine brokers. These valuations were published in reports that were released between 17 January 2005 and 18 February 2005 and range between approximately $2.25 and approximately $4.25.*

[2] *Adjusted for 3¢ unfranked interim dividend.*

#2 Southcorp's recovery story only supports an average broker valuation of $3.30 per share and is yet to be proven

- Southcorp's core brands (Lindemans, Penfolds, Rosemount) continue to lose market share.


Market share of bottled wine by value in Australia
Lindemans
Penfolds
Rosemount
5.3%
5.2%
3.8%
4.4%
3.6%
3.2%
Dec-02
Jun-03
Dec-03
Jun-04
Dec-04

Source: ACNielsen

- Independent analysis by Deloitte indicates that Southcorp's operating performance declined in the first 6 months of 2005 compared to the same period last year. Southcorp reported increased earnings of 20% but underlying earnings decreased by 7%.


First half operating performance
7% decrease
$89.3m
$82.8m
First half 2004 earnings[1]
First half 2005 earnings[1]

[1] Normalised/reported earnings before interest, tax, depreciation and amortisation includes adjustments for non-operating items: restructure and redundancy costs, net write-back of onerous contracts provision, reversal of inventory write-down, employee share plan loans, (profit)/loss on sale of property, plant and equipment, foreign exchange (gains)/losses, divested businesses and hedge profits.

Source: Deloitte independent analysis

- There are significant risks to delivery of Southcorp's recovery plan given its track record.

January 2003	■ Southcorp significantly downgraded its earnings target for 2003 from $335m to $287m (EBITAS[1])
February 2003	■ Only one month after the previous downgrade, Southcorp announced that it would not meet its revised 2003 EBITAS target of $287m
May 2003	■ Five months after the initial downgrade, Southcorp announced a further downgrade with revised forecast 2003 EBITAS of between $130m-$140m - down 60% on initial estimates
June 2003	■ Southcorp bonds downgraded to "junk" status
September 2003	■ Southcorp announced a net after tax loss of $923m for 2003 – "one of the biggest ever seen on the stock market" (*Helen Matterson, The Australian, 3 September 2003*) ■ In relation to this Southcorp wrote down the value of its assets by approximately $950m
August 2004	■ Southcorp announced that 2004 result was adversely impacted by significant items of $97m

- Not even Southcorp's directors are prepared to stand behind the company's recovery plan.

"... Actual events or results may differ materially... None of Southcorp, its Directors, officers... makes any representation or warranty (express or implied) as to the accuracy or likelihood of fulfilment of any forward looking statement... except to the extent required by law. You are cautioned not to place undue reliance on any forward looking statement... Statements of intent as to targeted incremental pre tax profit improvements from Veraison and other initiatives are not forecasts and should not be relied upon as such."

Southcorp Target's Statement (page 2)

- But they are asking you to form your own view of the future performance of Southcorp.

"Shareholders are advised to review the assumptions, sensitivities and risk factors detailed in Part B of this Target's Statement and make their own assessment of the future performance and prospects of Southcorp... No party guarantees the future performance of Southcorp."

Southcorp Target's Statement (page 18)

- Even if Southcorp's recovery plan is achieved, the fundamental value of your shares is still substantially below Foster's offer price.

Ron Sargeant, Morgan Stanley research analyst said: "We value the stand-alone Southcorp business at $3.21 per share (at best!), after incorporating all the upside from cost reductions which have been flagged in the Target's Statement."

Morgan Stanley Equity Research, Southcorp – FGL Pay Away Synergies & Keep the Risk, 18 February 2005

Stuart Jackson, JPMorgan research analyst said: "Southcorp's board has not produced a valuation of the company because it simply does not stack up even with the full benefit of the cost reductions flowing through."

JPMorgan Asia Pacific Equity Research, Southcorp – Looking Through SRP's Rose Coloured Glasses, 18 February 2005

[1] Earnings before interest, tax, amortisation and net self-generating and regenerating asset profit.

- Finally, even if the recovery plan is delivered and you choose to hold your shares you will only receive a 2.7% dividend yield in 2006 compared with the market average of 5.1%.


2.7%


5.1%

Forecast Southcorp 2006 Dividend Yield[1] **Forecast Market 2006 Dividend Yield**[2]

[1] *Based on Southcorp's forecast dividend of 11¢ for 2006 and the offer price of $4.14 (adjusted for 3¢ unfranked interim dividend).*
[2] *Based on broker estimates for the S&P/ASX200 Industrials Index dividend yield (excluding News Corporation).*

#3 There are no other bidders and there is a significant risk that Southcorp's share price will fall substantially if Foster's offer lapses

- Foster's announced its intention to make a takeover offer more than 6 weeks ago. In this time, Southcorp has actively tried and failed to find any other bidders. This is because Foster's offer price is an outstanding one for Southcorp shareholders and no-one can justify paying more.

Terry McCrann, a columnist at the Herald Sun said: "The chances of a successful competing bidder ... remain minuscule."

Herald Sun,
10 February 2005

Ron Sargeant, Morgan Stanley research analyst said: "We believe it is unlikely that an alternative bidder will emerge, as we do not expect another party could generate the synergies Foster's could, the current bid multiple is already very high, and Foster's has a 18.8% stake which it would be unlikely to sell at any reasonable price"

Morgan Stanley Equity Research,
Foster's – Relying on Substantial Synergies,
18 January 2005

- In the absence of Foster's offer, Southcorp's share price is likely to fall substantially.

Stuart Jackson, JPMorgan research analyst said: "The reality is that with no alternative bidder, the alternative for Southcorp shareholders is to realise the market's sub $3 per share stand alone valuation."

JPMorgan Asia Pacific Equity Research,
Southcorp – Looking Through SRP's Rose Coloured Glasses,
18 February 2005

Leon Gettler a columnist at The Age said: "Merrill Lynch's David Errington expressed concern that Southcorp had not provided an independent valuation and raised the possibility that Southcorp's share price could fall to $3 if Foster's dropped its bid."

The Age,
18 February 2005

You should ACCEPT Foster's offer

IMPORTANT DATES

Announcement Date.....17 January 2005
Bidder's Statement lodged .....18 January 2005
Date of Offer.....2 February 2005
Target's Statement lodged .....17 February 2005
Offer closes – 5pm (Melbourne time) unless extended* .....17 March 2005

* The Offer may be extended to the extent permissible under the *Corporations Act.*

INVESTMENT DECISIONS

This letter does not take into account the individual investment objectives, financial situation or particular needs of each Southcorp Shareholder or any other person. You should consider seeking independent financial and taxation advice before making a decision as to whether or not to accept the Offer.

HOW TO ACCEPT

Acceptances must be received by the end of the Offer Period. The manner by which you accept the Offer will depend on the nature and type of your holding. Full details of how to accept the Offer are set out in **section 2.7** of the Bidder's Statement. A summary is set out below.

Issuer Sponsored Holdings

Please complete and sign the Acceptance Form in accordance with the instructions provided on the form and return it, together with any other documents required by those instructions, in the reply paid envelope (not able to be used by overseas Southcorp Shareholders).

CHESS Holdings

Please instruct your Controlling Participant (eg. your broker) to initiate acceptance of the Offer, or otherwise accept in accordance with the ASTC Settlement Rules.

Share plans

If you hold Your Southcorp Shares under an employee share plan, please refer to **section 8.2** of the Bidder's Statement.

QUERIES

If you have any questions about the Offer, please contact the offer enquiry line on 1800 101 769 (or +61 3 9415 4242 for international callers) or your stockbroker, legal or financial adviser. As required by the *Corporations Act*, calls to the offer enquiry line will be recorded.

Information relating to the Offer can be obtained from Foster's website (www.fostersgroup.com).

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886


FOSTER'S
GROUP
Inspiring Global Enjoyment

ASX RELEASE

The following releases were made to the Australian Stock Exchange Limited today.

Appendix 3B – Employee Share Grant Plan
Appendix 3Y – Change of Director's Interest Notice

Pages: 11
(including this page)

If you would prefer to receive this notification by email please reply to *jane.dowsey@fostersgroup.com*

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Foster's Group Limited

ABN

49 007 620 886

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	877,454
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Ordinary

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Rank Equally
5	Issue price or consideration	$5.22
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Employee Share Grant Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	4 March 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,993,230,919	Fully paid Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	998,310	Partly Paid Ordinary
		1,490,000	Unlisted Options on Ordinary Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Ordinary Dividends

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: R K Dudfield Date: 10 March 2005
Assistant Company Secretary

Print name: Robert Keith Dudfield

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Foster's Group Limited
ABN	49 007 620 886

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Trevor Louis O'Hoy
Date of last notice	2 September 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	4 March 2005
No. of securities held prior to change	191,921
Class	Ordinary Shares
Number acquired	191
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5.22 per share
No. of securities held after change	192,112
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securites under the Employee Share Grant Plan

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated – 10 March 2005

+ See chapter 19 for defined terms.